Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 4

DATED FEBRUARY 27, 2009

TO THE PROSPECTUS DATED JANUARY 7, 2009

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 4 supplements our prospectus dated January 7, 2009, as previously supplemented by Supplement No. 1 dated January 7, 2009, Supplement No. 2 dated January 23, 2009 and Supplement No. 3 dated January 29, 2009.  You should read this Supplement No. 4 together with our prospectus dated January 7, 2009, as supplemented to date.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections captioned “Plan of Distribution” and “Distribution Reinvestment Plan and Share Repurchase Program” as described below. Unless otherwise defined in this Supplement No. 4, capitalized terms used in this Supplement No. 4 have the same meanings as set forth in the prospectus.

Recent Investment and Financing Activity

Sanofi-Aventis Office Complex.  On January 28, 2009, we purchased three office buildings containing a total of 736,572 square foot located in Bridgewater, New Jersey. All three office buildings have net leases with Sanofi-Aventis, Inc., expiring in June 2026.  We purchased this property for approximately $230 million, including the assumption of approximately $190 million in existing indebtedness secured by a first mortgage on the property. The loan requires interest only payments at an annual fixed interest rate of 5.75% and matures on December 6, 2015.

Alcoa Exchange – Phase II.  On January 29, 2009, we purchased a new 43,750 square foot retail shopping center located in Bryant, Arkansas, which completes our acquisition of Alcoa Exchange Shopping Center.  Alcoa Exchange – Phase II was 100% occupied by two major retail tenants as of the date of acquisition. We paid approximately $7.3 million in cash at closing.

Colonial Promenade Fultondale.  On February 2, 2009, we purchased a new 249,554 square foot retail shopping center located in Fultondale (Birmingham), Alabama. Colonial Promenade Fultondale was 99% occupied as of the date of acquisition. We paid approximately $30.7 million in cash at closing and obtained seller financing of approximately $16.9 million secured by a first mortgage on the property. The loan requires interest only payments at an annual fixed interest rate of 5.60% and matures February 2, 2012.

The Pavilion at LaQuinta.  On February 18, 2009, we purchased a 166,099 square foot retail shopping center located in LaQuinta, California. The Pavilion at LaQuinta was 98% occupied as of the date of acquisition. We paid approximately $41.2 million at closing, including the assumption of approximately $24 million in existing indebtedness secured by a first mortgage on the property. The loan requires interest-only payments at an annual rate of one month LIBOR plus 1.85%. On April 28, 2009 the annual rate on the loan will increase to one month LIBOR plus 2.50% through the remainder of the loan term.  The loan matures on April 28, 2012. We anticipate paying an additional $1.2 million to acquire an additional 2,860 square feet of unoccupied and vacant space at a later date.

Dothan Pavilion.  On February 18, 2009, we purchased a 327,534 square foot retail shopping center located in Dothan, Alabama. Dothan Pavilion was 82% occupied as of the date of acquisition. We paid approximately $42.6 million at closing, including the assumption of approximately $37.2 million in existing indebtedness secured by a first mortgage on the property. The loan requires interest only payments at an annual rate of one month LIBOR plus 1.70%.  On December 18, 2009, the annual rate on the loan will increase to one month LIBOR plus 2.50% through the remainder of the loan term.  The loan matures on December 18, 2012.  We anticipate paying an additional $16.6 million to acquire an additional 58,310 square feet of unoccupied and vacant space at a later date.

Financing Transactions.  The following table summarizes recent financings that we or our subsidiaries have obtained, that are secured by first priority mortgages on our properties:

Property	Date of Financing	Approximate Amount of Loan ($)	Interest Per Annum	Maturity Date
Brazos Ranch	01/21/2009	15,246,000	5.6700%	02/01/2014
Sanofi-Aventis (1)	01/28/2009	190,000,000	5.7465%	12/06/2015
Colonial Promenade Fultondale (2)	02/02/2009	16,869,611	5.6000%	02/02/2014
The Pavilion at LaQuinta (1)	02/18/2009	23,976,000	LIBOR + 1.85%	04/28/2012
Dothan Pavilion (1)	02/18/2009	37,165,000	LIBOR + 1.70%	12/18/2012

(1)

The loans on these properties were assumed at acquisition.  On April 28, 2009, the increase rate for LaQuinta will increase to LIBOR + 2.50%, and on December 18, 20009 the interest rate for Dothan will increases to LIBOR + 2.50%.

(2)

There is seller financing on this property.

Plan of Distribution

The following information updates the table included at the end of the “Plan of Distribution” section of our prospectus, as supplemented, on page 139.

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of February 25, 2009.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,620	493,078,705	4,202,908,915

Shares sold in the follow-on offering:	309,624,507	3,096,245,070	325,105,732	2,771,139,338

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	-	92,349,415

Shares sold pursuant to our distribution reinvestment plan in the follow-on offering:	36,436,149	346,143,416	-	346,143,416

Shares repurchased pursuant to our share repurchase program:	(20,001,543)	(186,538,878)	-	(186,538,878)

	805,398,866	8,044,386,643	818,184,437	7,226,202,206

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.

Distribution Reinvestment Plan and Share Repurchase Program

Share Repurchase Program

 The following discussion updates the discussion contained in our prospectus under the heading “Distribution Reinvestment Plan and Share Repurchase Program – Share Repurchase Program,” which begins on page 145 of the prospectus.

Our board of directors and management team continually evaluate the economic and credit environment and its impact on our business.  Maintaining significant capital reserves has become a priority for all companies. While at this juncture we believe we are in the enviable position of having significant cash to utilize in executing our strategy, we also believe it is prudent for us to retain a strong cash position.

The fiduciary responsibility we have to all our stockholders to achieve our investment objectives is vital to the way our company is managed.  Our objectives are to invest in real estate assets that produce attractive current yield and long-term risk-adjusted returns to our stockholders.  As noted above, we believe it is prudent to maintain a strong cash position with a view toward investing this capital in attractively priced assets that we believe are going to be available as a result of the dislocation in the financial and real estate markets.   Additionally, we are approaching the 5% limitation for the number of shares that we can repurchase during any consecutive twelve-calendar month period, as outlined in our share repurchase program, described herein.  Consequently, our board of directors voted to suspend the share repurchase program until further notice, effective March 30, 2009.  A letter to this effect is being sent to each stockholder concurrent with the filing of this Supplement No. 4.

As it pertains to both the 5% limitation and the thirty-day notice, all share repurchase requests submitted:

•

Must be received in good order by March 30, 2009.

•

Will be processed and redeemed on a pro rata basis in February if the number of shares requested for repurchase exceeds the 5% limitation in the month of February.

•

Will be processed and redeemed on a pro rata basis in March.   A stockholder whose repurchase request has been partially redeemed in February will have the remaining redemption balance included with the March share repurchase requests received by March 30, 2009 and processed on a pro rata basis.  Due to the March 30, 2009 effective date of the share repurchase program suspension, any redemption balance or any requests received after March 30, 2009 will not be honored.

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